File No. 83-1
Regulation IA
Rule 3

suppl.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of the Bank's

Series No. 426

INR1,040,000,000 4.75 percent Notes due October 25, 2015

Filed pursuant to Rule 3 of Regulation IA

Dated: October 23, 2012

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issuance by the Bank of INR1,040,000,000 4.75 percent Notes due October 25, 2015, Series No. 426 (the "Notes"), under the Bank's Global Debt Program (the "Program"). The Notes are being issued pursuant to: the Prospectus dated January 8, 2001 (the "Prospectus") and the Standard Provisions dated January 8, 2001 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated October 23, 2012 (the "Terms Agreement") and the Pricing Supplement dated as of October 23, 2012 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 17 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 42 through 44 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commission[1]	Proceeds to the Bank
Per Note:	100.00%	Nil.	100.00%
Total:	INR1,040,00,000.00 (USD20,151,133.50)		INR1,040,00,000.00 (USD20,151,133.50)

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

See page 5 of the Prospectus.

Item 7. Exhibits

(A) Opinion of the Chief Counsel of the Bank as to the legality of the obligations, dated March 16, 2012
(B) Pricing Supplement
(C) Terms Agreement

1 The Bank has agreed to indemnify the Underwriters against certain liabilities.

Exhibit A

March 16, 2012

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated January 8, 2001 (the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-21/12, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of January 8, 2001 (the "Standard Provisions");

5) The Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Kredietbank S.A. Luxembourgeoise, and Citibank, N.A. (the "Global Agency Agreement"); and

6) The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, as amended, between the Bank and the Federal Reserve Bank of New York (the "FRBNY Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

b) The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes;

c) The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d) Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e) Each of the Global Agency Agreement, and the FRBNY Fiscal Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f) Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters LLP, each delivered on this date in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Chief Counsel of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,

John S. Scott
Chief Counsel

Exhibit B

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No.: 426

INR 1,040,000,000 4.750 percent Notes due October 25, 2015 (the "Notes")

payable in United States Dollars

Issue Price: 100.00 percent

Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Regulated Market

J.P. Morgan

The date of this Pricing Supplement is as of October 23, 2012

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the "Conditions") set forth in the Prospectus dated January 8, 2001 (the "Prospectus") (which for the avoidance of doubt does not constitute a prospectus for the purposes of Part VI of the United Kingdom Financial Services and Markets Act 2000 or a base prospectus for the purposes of Directive 2003/71/EC of the European Parliament and of the Council) which are incorporated by reference into the Inter-American Development Bank's (the "Bank") United Kingdom Listing Authority Listing Particulars dated August 7, 2012 (the "Listing Particulars"). This Pricing Supplement must be read in conjunction with the Prospectus and the Listing Particulars. This document is issued to give details of an issue by the Bank under its Global Debt Program and to provide information supplemental to the Prospectus and the Listing Particulars. Complete information in respect of the Bank and this offer of the Notes is only available on the basis of the combination of this Pricing Supplement, the Listing Particulars and the Prospectus.

Terms and Conditions

The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue.

1.	Series No.:	426
2.	Aggregate Principal Amount:	INR 1,040,000,000
3.	Issue Price:	INR 1,040,000,000, which is 100.00 percent of the Aggregate Principal Amount The Issue Price will be payable in USD in the amount of USD 20,151,133.50 at the agreed rate of 51.61 INR per one USD.
4.	Issue Date:	October 25, 2012
5.	Form of Notes (Condition 1(a)):	Registered only, as further provided in paragraph 9(c) of "Other Relevant Terms" below.
6.	Authorized Denomination(s) (Condition 1(b)):	INR 100,000 and integral multiples thereof
7.	Specified Currency (Condition 1(d)):	The lawful currency of the Republic of India ("Indian Rupee" or "INR"), provided that all payments in respect of the Notes will be made in United States Dollars ("U.S.$" or "USD").

8.	Specified Principal Payment Currency (Conditions 1(d) and 7(h)):	USD
9.	Specified Interest Payment Currency (Conditions 1(d) and 7(h)):	USD
10.	Maturity Date (Condition 6(a); Fixed Interest Rate):	October 25, 2015 (subject to the provisions set forth in the Fallback Provision (as defined below)).
11.	Interest Basis (Condition 5):	Fixed Interest Rate (Condition 5(I))
12.	Interest Commencement Date (Condition 5(III)):	Issue Date (October 25, 2012)
13.	Fixed Interest Rate (Condition 5(I)):	Condition 5(I) as amended and supplemented below, shall apply to the Notes. The bases of the Calculation of the Interest Amount, Fixed Rate Interest Payment Dates and default interest are as set out below.
	(a) Interest Rate:	4.750 percent per annum
	(b) Business Day Convention:	Modified Following Business Day Convention
	(c) Fixed Rate Interest Payment Date(s):	Annually on each October 25, commencing on October 25, 2013 and ending on, and including, the Maturity Date (subject, in each case, to the provisions set forth in the Fallback Provision).

(d) Interest Period:	Each period from and including each Fixed Rate Interest Payment Date to but excluding the next following Fixed Rate Interest Payment Date, *provided* that the initial Interest Period will commence on and include the Interest Commencement Date, and the final Interest Period will end on but exclude the Maturity Date. For the purposes of the calculation of the Interest Amount payable for any Interest Period, there shall be no adjustment pursuant to the Business Day Convention specified above.
(e) Fixed Rate Day Count Fraction(s):	Actual/Actual (ICMA)
(f) Calculation of Interest Amount:	As soon as practicable and in accordance with the procedure specified herein, the Calculation Agent will determine the INR Rate (as defined below) and calculate the Interest Amount with respect to each minimum Authorized Denomination for the relevant Interest Period. The Interest Amount with respect to any Interest Period shall be a USD amount calculated on the relevant Rate Fixing Date (as defined below) as follows: 4.750% *times* minimum Authorized Denomination *times* the Fixed Rate Day Count Fraction *divided by* the INR Rate (and rounding, if necessary, the entire resulting figure to the nearest two decimal places, with USD 0.005 being rounded upwards). The "INR Rate" means the rate determined by the Calculation Agent that is equal to the INR /USD official fixing rate expressed as the amount of INR per one USD, for settlement in two Fixing Business Days, reported by the Reserve Bank of India

which appears on the Reuters Screen "RBIB" Page (or such other page or service as may replace any such page for the purposes of displaying the INR/USD reference rate) at approximately 12:30 p.m., Mumbai time on such Rate Fixing Date.

"Rate Fixing Date" means the date which is five (5) Fixing Business Days before the applicable Fixed Rate Interest Payment Date or Maturity Date, as the case may be. If a Price Source Disruption Event (as defined below) occurs or otherwise subsists on such day, the Rate Fixing Date shall be the earlier of: (i) the Relevant Business Day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists and (ii) the 10th Relevant Business Day following the occurrence of the Price Source Disruption Event.

"Fixing Business Day" means a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for business in Mumbai.

"Fallback Provision":

If the INR Rate is not available for any reason on Reuters Screen "RBIB" Page or on any successor page on any Rate Fixing Date, the Calculation Agent shall determine that a price source disruption event (a "Price Source Disruption Event") has occurred, and shall promptly inform the Bank and the Calculation Agent of such occurrence.

Following the determination of the occurrence of a Price Source Disruption Event, Noteholders will not be entitled to any amounts in respect of the Notes until the earlier to occur of: (i) the day falling five Relevant Business Days after the day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists and (ii) the Postponed Interest Payment Date (as defined below) or the Postponed Maturity Date (as defined below), as the case may be.

If on the 10th Relevant Business Day following the original Rate Fixing Date, the INR Rate on the Reuters Screen "RBIB" Page (or successor page) is still unavailable then the rate shall be the average of such firm quotes (expressed as the number of INR per one USD) from four Reference Dealers (as defined below) as the Calculation Agent is able to obtain for the sale of INR and the purchase of USD at approximately 12:30 p.m., Mumbai time, or as soon thereafter as practicable on such date (which shall be then become the Rate Fixing Date) for settlement two Fixing Business Days thereafter, provided, however if fewer than four (but at least two) Reference Dealers provide such firm quote then the average of the quotes actually obtained shall apply.

If no such quotations are provided as requested, or if the Calculation Agent determines in its sole discretion that no suitable Reference Dealers active in the USD/INR currency or foreign exchange markets will provide quotes, the Calculation Agent shall be entitled to calculate the INR Rate acting in good faith in a commercially reasonable manner, having taken into account relevant market practice, by reference to such additional sources as it deems appropriate; and in such case the Calculation Agent shall notify the Bank and the Global Agent as soon as reasonably practicable that the INR Rate is to be so determined.

"Postponed Interest Payment Date" means the tenth Relevant Business Day following the originally scheduled Fixed Rate Interest Payment Date;

"Postponed Maturity Date" means the tenth Relevant Business Day following the originally scheduled Maturity Date;

"Reference Dealers" means leading dealers, banks or banking corporations which regularly deal in the INR/USD exchange market, as selected by the Calculation Agent

in its sole discretion, acting in good faith and in a commercially reasonable manner.

(g) Calculation Agent: See "8. Identity of Calculation Agent" under "Other Relevant Terms"

(h) Notification: If the Interest Amount payable on any Fixed Rate Interest Payment Date or the Redemption Amount, as the case may be, is calculated in any manner other than by utilizing the INR Rate that appears on Reuters Screen "RBIB" Page (or on such replacement page as described above), the Global Agent on behalf of the Bank shall give notice as soon as reasonably practicable to the Noteholders in accordance with Condition 14 (*Notices*).

14. Relevant Financial Center: Mumbai, New York, and Singapore

15. Relevant Business Day: Mumbai, New York, and Singapore

16. Redemption Amount (Condition 6(a)): The Redemption Amount with respect to each minimum Authorized Denomination will be a USD amount calculated by the Calculation Agent on the Rate Fixing Date with respect to the Maturity Date as follows:

minimum Authorized Denomination
divided by
the INR Rate

(and rounding, if necessary, the entire resulting figure to the nearest 2 decimal places, with USD 0.005 being rounded upwards).

If payment of the Redemption Amount occurs later than on the scheduled Maturity Date in the event of any postponement described herein, no accrued interest shall be payable in respect of such period of postponement following the scheduled Maturity Date.

17. Issuer's Optional Redemption (Condition 6(e)): No

18. Redemption at the Option of the Noteholders (Condition 6(f)):	No
19. Early Redemption Amount (including accrued interest, if applicable) (Condition 9):	In the event the Notes become due and payable as provided in Condition 9 (*Default*), the Early Redemption Amount with respect to each minimum Authorized Denomination will be a USD amount equal to the Redemption Amount that is determined in accordance with "16. Redemption Amount" plus accrued and unpaid interest, if any, as determined in accordance with "13. Fixed Interest Rate (Condition 5(I))"; *provided* that for purposes of such determination, the "Rate Fixing Date" shall be the date that is five (5) Fixing Business Days prior to the date upon which the Notes become due and payable as provided in Condition 9 (*Default*).
20. Governing Law:	New York
21. Selling Restrictions:	
(a) United States:	Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.
(b) United Kingdom:	The Dealer represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

(c) Republic of India: The distribution of this Pricing Supplement and the offering and sale of the Notes in India is restricted by law. Persons into whose possession this Pricing Supplement comes are required to inform themselves about and to observe any such restrictions. This Pricing Supplement does not constitute, and may not be used for or in connection with, an offer or solicitation by anyone in India. No person in India (resident or otherwise) or any person regulated in India (such as foreign institutional investors registered with the Securities and Exchange Board of India) as defined under applicable regulations in India, are, directly or indirectly, eligible to buy, sell or deal in the Notes and shall not be eligible to participate in this offering or directly or indirectly derive any ownership, economic or other benefits from or in such Notes.

(d) General: No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the Dealer agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

Other Relevant Terms

1. Listing: Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Regulated Market with effect from the Issue Date.

2. Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures: Euroclear and Clearstream, Luxembourg

3. Syndicated: No

4. Commissions and Concessions: No commissions or concessions are payable in respect of the Notes. An affiliate of the Dealer has arranged a swap with the Bank in connection with this transaction and will receive amounts thereunder that may comprise compensation.

5. Estimated Total Expenses: None. The Dealer has agreed to pay for all material expenses related to the issuance of the Notes.

6. Codes:

(a) Common Code: 084219347

(b) ISIN: XS0842193475

7. Identity of Dealer: J.P. Morgan Securities plc

8. Identity of Calculation Agent: JPMorgan Chase Bank, N.A.

In relation to the Rate Fixing Date, as soon as is reasonably practicable after the determination of the INR Rate in relation thereto, on the date on which the relevant INR Rate is to be determined (or, if such date is not a Relevant Business Day, then on the next succeeding Relevant Business Day), the Calculation Agent shall notify the Issuer and the Global Agent of the INR Rate, and the Interest Amount, and the Redemption Amount or Early Redemption Amount, as the case may be, in relation thereto.

All determinations of the Calculation Agent shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Bank and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with a calculation agent agreement between the Bank and the Calculation Agent.

9. Provision for Registered Notes:

(a) Individual Definitive Registered Notes Available on Issue Date:	No
(b) DTC Global Note(s):	No
(c) Other Registered Global Notes:	Yes, issued in accordance with the Global Agency Agreement, dated January 8, 2001, among the Bank, Citibank, N.A., as Global Agent, and the other parties thereto.

General Information

Additional Information regarding the Notes

1. The EU has adopted a Directive regarding the taxation of savings income (the "Savings Directive"). The Savings Directive requires Member States (as defined below) to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise.

The Bank undertakes that it will ensure that it maintains a paying agent in a country which is a member of the European Union (a "Member State") that will not be obliged to withhold or deduct tax pursuant to the Savings Directive.

2. United States Federal Tax Matters

A) *United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, prospective investors are hereby notified that: (a) any discussion of U.S. federal tax issues contained or referred to in this Pricing Supplement, the Prospectus or any other document referred to herein is not intended or written to be used, and cannot be used, by prospective investors for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code; (b) such discussions are written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) prospective investors should seek advice based on their particular circumstances from an independent tax advisor.*

B) The "Tax Matters" section of the Prospectus and any tax disclosure in this pricing supplement is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular prospective investor. Each prospective investor should consult its own tax advisor as to the particular tax consequences to it of the acquisition, ownership, and disposition of the Notes, including the effects of applicable

U.S. federal, state, and local tax laws and non-U.S. tax laws and possible changes in tax laws.

C) Due to a change in law since the date of the Prospectus, the second paragraph of "—Payments of Interest" under the United States Holders section should be read as follows: "Interest paid by the Bank on the Notes constitutes income from sources outside the United States and will, depending on the circumstances, be "passive" or "general" income for purposes of computing the foreign tax credit."

D) Due to a change in law since the date of the Prospectus, the fourth paragraph of "—Purchase, Sale and Retirement of the Notes" under the United States Holders section should be read as follows: "Capital gain of a noncorporate United States holder that is recognized in taxable years beginning before January 1, 2013 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year."

3. *Noteholders should consult their own tax advisors concerning the consequences of owning the Notes in their particular circumstances under the Internal Revenue Code and the laws of any other taxing jurisdiction.*

4. Additional Investment Considerations:

The Notes offered by this Pricing Supplement are complex financial instruments and may not be suitable for certain investors. Investors intending to purchase the Notes should consult with their tax and financial advisors to ensure that the intended purchase meets the investment objective before making such purchase.

There are various risks associated with the Notes including, but not limited to, exchange rate risk, price risk and liquidity risk. Investors should consult with their own financial, legal and accounting advisors about the risks associated with an investment in these Notes, the appropriate tools to analyze that investment, and the suitability of the investment in each investor's particular circumstances. Holders of the Notes should also consult with their professional tax advisors regarding tax laws applicable to them.

Payment of each Interest Amount and the Redemption Amount will be based on the INR Rate, which is a measure of the rate of exchange between the Indian Rupee and the USD. Currency exchange rates are volatile and will affect the holder's return. In addition, the government of India can from time to time intervene in the foreign exchange market. These interventions or other governmental actions could adversely affect the value of the Notes, as well as the yield (in USD terms) on the Notes and the amount payable at maturity or upon acceleration. Even in the absence of governmental action directly affecting currency exchange rates, political or economic developments in India or elsewhere could lead to significant and sudden changes in the exchange rate between the Indian Rupee and the USD.

The Indian Rupee is an emerging market currency. Emerging market currencies may be subject to particularly substantial volatility, as well as to government actions including currency controls, devaluations and other matters which could materially and adversely affect the value of the Notes.

The methodologies for determining the INR Rate may result in a Redemption Amount (or Early Redemption Amount, as the case may be) of the Notes, or an Interest Amount on the Notes, being significantly less than anticipated or less than what an alternative methodology for determining the INR-USD exchange rate would yield.

INTER-AMERICAN DEVELOPMENT BANK

By: ______________________________
Name: Edward Bartholomew
Title: Chief Financial Officer and General Manager, Finance Department

Exhibit C

TERMS AGREEMENT NO. 426 UNDER
THE PROGRAM

October 23, 2012

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

The undersigned agrees to purchase from you (the "Bank") the Bank's INR 1,040,000,000 4.750 percent Notes due October 25, 2015 (the "Notes") described in the Pricing Supplement related thereto, dated as of the date hereof (the "Pricing Supplement"), at approximately 9:00 a.m. New York time on October 25, 2012 (the "Settlement Date"), at an aggregate purchase price of INR 1,040,000,000 (USD 20,151,133.50 at the agreed rate of 51.61 INR per one USD), payable in United States Dollars, on the terms set forth herein and in the Standard Provisions, dated as of January 8, 2001, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as

of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1. The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the aggregate purchase price of INR 1,040,000,000 (USD 20,151,133.50 at the agreed rate of 51.61 INR per one USD), payable in United States Dollars.

2. Payment for the Notes shall be made on the Settlement Date by the Dealer to Citibank, N.A., London office, as common depositary for Euroclear Bank S.A./N.V., as operator of the Euroclear System and Clearstream Banking, société anonyme, for transfer in immediately available funds to an account designated by the Bank.

3. The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the following documents which it has requested:

   - a copy of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto; and

   - a copy of each of the most recently delivered documents referred to in Section 6(a) or 6(b), as applicable, of the Standard Provisions.

4. In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank and each of the other Dealers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5. The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of the undersigned are as follows:

FOR THE BANK:

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

Attention:	Finance Department Chief, Treasury Division
Telephone:	202-623-1310
Facsimile:	202-623-3388

FOR THE DEALER:

J.P. Morgan Securities plc
25 Bank Street
Canary Wharf
London E14 5JP
United Kingdom

Attention:	Euro Medium Term Note Desk
Telephone:	+44 207 134 1470
Facsimile:	+44 203 493 1413

6. To complement the selling restrictions contained in exhibit D to the Standard Provisions, the undersigned hereby:

(i) Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

(ii) Represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

(iii) Acknowledges that: The distribution of the Pricing Supplement and the offering and sale of the Notes in India is restricted by law. Persons into whose possession the Pricing Supplement comes are required to inform themselves about and to observe any such restrictions. The Pricing Supplement does not constitute, and may not be used for or in connection with, an offer or solicitation by anyone in India. No person in India (resident or otherwise) or any person regulated in India (such as foreign institutional investors registered with the Securities and Exchange Board of India) as defined under applicable regulations in India, are, directly or indirectly, eligible to buy, sell or deal in the Notes and shall not be eligible to participate in this offering or directly or indirectly derive any ownership, economic or other benefits from or in such notes.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

J.P. MORGAN SECURITIES PLC

By: ______________________________
Name: DARREN
Title: VP

CONFIRMED AND ACCEPTED, as of the date first written above:

INTER-AMERICAN DEVELOPMENT BANK

By: ______________________________
Name: Edward Bartholomew
Title: Chief Financial Officer and General Manager, Finance Department

File No. 83-1
Regulation IA
Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of the Bank's

Series No. 426

INR1,040,000,000 4.75 percent Notes due October 25, 2015

Filed pursuant to Rule 3 of Regulation IA

Dated: October 23, 2012

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issuance by the Bank of INR1,040,000,000 4.75 percent Notes due October 25, 2015, Series No. 426 (the "Notes"), under the Bank's Global Debt Program (the "Program"). The Notes are being issued pursuant to: the Prospectus dated January 8, 2001 (the "Prospectus") and the Standard Provisions dated January 8, 2001 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated October 23, 2012 (the "Terms Agreement") and the Pricing Supplement dated as of October 23, 2012 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 17 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 42 through 44 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commission[1]	Proceeds to the Bank
Per Note:	100.00%	Nil.	100.00%
Total:	INR1,040,00,000.00 (USD20,151,133.50)		INR1,040,00,000.00 (USD20,151,133.50)

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

See page 5 of the Prospectus.

Item 7. Exhibits

(A) Opinion of the Chief Counsel of the Bank as to the legality of the obligations, dated March 16, 2012
(B) Pricing Supplement
(C) Terms Agreement

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1 The Bank has agreed to indemnify the Underwriters against certain liabilities.

IDB

Exhibit A

March 16, 2012

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated January 8, 2001 (the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-21/12, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of January 8, 2001 (the "Standard Provisions");

5) The Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Kredietbank S.A. Luxembourgeoise, and Citibank, N.A. (the "Global Agency Agreement"); and

6) The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, as amended, between the Bank and the Federal Reserve Bank of New York (the "FRBNY Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

b) The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes;

c) The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d) Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e) Each of the Global Agency Agreement, and the FRBNY Fiscal Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f) Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters LLP, each delivered on this date in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Chief Counsel of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,

John S. Scott
Chief Counsel

Exhibit B

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No.: 426

INR 1,040,000,000 4.750 percent Notes due October 25, 2015 (the "Notes")

payable in United States Dollars

Issue Price: 100.00 percent

Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Regulated Market

J.P. Morgan

The date of this Pricing Supplement is as of October 23, 2012

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the "Conditions") set forth in the Prospectus dated January 8, 2001 (the "Prospectus") (which for the avoidance of doubt does not constitute a prospectus for the purposes of Part VI of the United Kingdom Financial Services and Markets Act 2000 or a base prospectus for the purposes of Directive 2003/71/EC of the European Parliament and of the Council) which are incorporated by reference into the Inter-American Development Bank's (the "Bank") United Kingdom Listing Authority Listing Particulars dated August 7, 2012 (the "Listing Particulars"). This Pricing Supplement must be read in conjunction with the Prospectus and the Listing Particulars. This document is issued to give details of an issue by the Bank under its Global Debt Program and to provide information supplemental to the Prospectus and the Listing Particulars. Complete information in respect of the Bank and this offer of the Notes is only available on the basis of the combination of this Pricing Supplement, the Listing Particulars and the Prospectus.

Terms and Conditions

The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue.

1.	Series No.:	426
2.	Aggregate Principal Amount:	INR 1,040,000,000
3.	Issue Price:	INR 1,040,000,000, which is 100.00 percent of the Aggregate Principal Amount The Issue Price will be payable in USD in the amount of USD 20,151,133.50 at the agreed rate of 51.61 INR per one USD.
4.	Issue Date:	October 25, 2012
5.	Form of Notes (Condition 1(a)):	Registered only, as further provided in paragraph 9(c) of "Other Relevant Terms" below.
6.	Authorized Denomination(s) (Condition 1(b)):	INR 100,000 and integral multiples thereof
7.	Specified Currency (Condition 1(d)):	The lawful currency of the Republic of India ("Indian Rupee" or "INR"), provided that all payments in respect of the Notes will be made in United States Dollars ("U.S.$" or "USD").

8.	Specified Principal Payment Currency (Conditions 1(d) and 7(h)):	USD
9.	Specified Interest Payment Currency (Conditions 1(d) and 7(h)):	USD
10.	Maturity Date (Condition 6(a); Fixed Interest Rate):	October 25, 2015 (subject to the provisions set forth in the Fallback Provision (as defined below)).
11.	Interest Basis (Condition 5):	Fixed Interest Rate (Condition 5(I))
12.	Interest Commencement Date (Condition 5(III)):	Issue Date (October 25, 2012)
13.	Fixed Interest Rate (Condition 5(I)):	Condition 5(I) as amended and supplemented below, shall apply to the Notes. The bases of the Calculation of the Interest Amount, Fixed Rate Interest Payment Dates and default interest are as set out below.
	(a) Interest Rate:	4.750 percent per annum
	(b) Business Day Convention:	Modified Following Business Day Convention
	(c) Fixed Rate Interest Payment Date(s):	Annually on each October 25, commencing on October 25, 2013 and ending on, and including, the Maturity Date (subject, in each case, to the provisions set forth in the Fallback Provision).

(d) Interest Period:	Each period from and including each Fixed Rate Interest Payment Date to but excluding the next following Fixed Rate Interest Payment Date, *provided* that the initial Interest Period will commence on and include the Interest Commencement Date, and the final Interest Period will end on but exclude the Maturity Date. For the purposes of the calculation of the Interest Amount payable for any Interest Period, there shall be no adjustment pursuant to the Business Day Convention specified above.
(e) Fixed Rate Day Count Fraction(s):	Actual/Actual (ICMA)
(f) Calculation of Interest Amount:	As soon as practicable and in accordance with the procedure specified herein, the Calculation Agent will determine the INR Rate (as defined below) and calculate the Interest Amount with respect to each minimum Authorized Denomination for the relevant Interest Period. The Interest Amount with respect to any Interest Period shall be a USD amount calculated on the relevant Rate Fixing Date (as defined below) as follows: 4.750% *times* minimum Authorized Denomination *times* the Fixed Rate Day Count Fraction *divided by* the INR Rate (and rounding, if necessary, the entire resulting figure to the nearest two decimal places, with USD 0.005 being rounded upwards). The "INR Rate" means the rate determined by the Calculation Agent that is equal to the INR /USD official fixing rate expressed as the amount of INR per one USD, for settlement in two Fixing Business Days, reported by the Reserve Bank of India

which appears on the Reuters Screen "RBIB" Page (or such other page or service as may replace any such page for the purposes of displaying the INR/USD reference rate) at approximately 12:30 p.m., Mumbai time on such Rate Fixing Date.

"Rate Fixing Date" means the date which is five (5) Fixing Business Days before the applicable Fixed Rate Interest Payment Date or Maturity Date, as the case may be. If a Price Source Disruption Event (as defined below) occurs or otherwise subsists on such day, the Rate Fixing Date shall be the earlier of: (i) the Relevant Business Day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists and (ii) the 10th Relevant Business Day following the occurrence of the Price Source Disruption Event.

"Fixing Business Day" means a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for business in Mumbai.

"Fallback Provision":

If the INR Rate is not available for any reason on Reuters Screen "RBIB" Page or on any successor page on any Rate Fixing Date, the Calculation Agent shall determine that a price source disruption event (a "Price Source Disruption Event") has occurred, and shall promptly inform the Bank and the Calculation Agent of such occurrence.

Following the determination of the occurrence of a Price Source Disruption Event, Noteholders will not be entitled to any amounts in respect of the Notes until the earlier to occur of: (i) the day falling five Relevant Business Days after the day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists and (ii) the Postponed Interest Payment Date (as defined below) or the Postponed Maturity Date (as defined below), as the case may be.

If on the 10th Relevant Business Day following the original Rate Fixing Date, the INR Rate on the Reuters Screen "RBIB" Page (or successor page) is still unavailable then the rate shall be the average of such firm quotes (expressed as the number of INR per one USD) from four Reference Dealers (as defined below) as the Calculation Agent is able to obtain for the sale of INR and the purchase of USD at approximately 12:30 p.m., Mumbai time, or as soon thereafter as practicable on such date (which shall be then become the Rate Fixing Date) for settlement two Fixing Business Days thereafter, provided, however if fewer than four (but at least two) Reference Dealers provide such firm quote then the average of the quotes actually obtained shall apply.

If no such quotations are provided as requested, or if the Calculation Agent determines in its sole discretion that no suitable Reference Dealers active in the USD/INR currency or foreign exchange markets will provide quotes, the Calculation Agent shall be entitled to calculate the INR Rate acting in good faith in a commercially reasonable manner, having taken into account relevant market practice, by reference to such additional sources as it deems appropriate; and in such case the Calculation Agent shall notify the Bank and the Global Agent as soon as reasonably practicable that the INR Rate is to be so determined.

"Postponed Interest Payment Date" means the tenth Relevant Business Day following the originally scheduled Fixed Rate Interest Payment Date;

"Postponed Maturity Date" means the tenth Relevant Business Day following the originally scheduled Maturity Date;

"Reference Dealers" means leading dealers, banks or banking corporations which regularly deal in the INR/USD exchange market, as selected by the Calculation Agent

	in its sole discretion, acting in good faith and in a commercially reasonable manner.
(g) Calculation Agent:	See "8. Identity of Calculation Agent" under "Other Relevant Terms"
(h) Notification:	If the Interest Amount payable on any Fixed Rate Interest Payment Date or the Redemption Amount, as the case may be, is calculated in any manner other than by utilizing the INR Rate that appears on Reuters Screen "RBIB" Page (or on such replacement page as described above), the Global Agent on behalf of the Bank shall give notice as soon as reasonably practicable to the Noteholders in accordance with Condition 14 (*Notices*).
14. Relevant Financial Center:	Mumbai, New York, and Singapore
15. Relevant Business Day:	Mumbai, New York, and Singapore
16. Redemption Amount (Condition 6(a)):	The Redemption Amount with respect to each minimum Authorized Denomination will be a USD amount calculated by the Calculation Agent on the Rate Fixing Date with respect to the Maturity Date as follows: minimum Authorized Denomination *divided by* the INR Rate (and rounding, if necessary, the entire resulting figure to the nearest 2 decimal places, with USD 0.005 being rounded upwards). If payment of the Redemption Amount occurs later than on the scheduled Maturity Date in the event of any postponement described herein, no accrued interest shall be payable in respect of such period of postponement following the scheduled Maturity Date.
17. Issuer's Optional Redemption (Condition 6(e)):	No

18.	Redemption at the Option of the Noteholders (Condition 6(f)):	No
19.	Early Redemption Amount (including accrued interest, if applicable) (Condition 9):	In the event the Notes become due and payable as provided in Condition 9 (*Default*), the Early Redemption Amount with respect to each minimum Authorized Denomination will be a USD amount equal to the Redemption Amount that is determined in accordance with "16. Redemption Amount" plus accrued and unpaid interest, if any, as determined in accordance with "13. Fixed Interest Rate (Condition 5(I))"; *provided* that for purposes of such determination, the "Rate Fixing Date" shall be the date that is five (5) Fixing Business Days prior to the date upon which the Notes become due and payable as provided in Condition 9 (*Default*).
20.	Governing Law:	New York
21.	Selling Restrictions:	
	(a) United States:	Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.
	(b) United Kingdom:	The Dealer represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

(c) Republic of India:	The distribution of this Pricing Supplement and the offering and sale of the Notes in India is restricted by law. Persons into whose possession this Pricing Supplement comes are required to inform themselves about and to observe any such restrictions. This Pricing Supplement does not constitute, and may not be used for or in connection with, an offer or solicitation by anyone in India. No person in India (resident or otherwise) or any person regulated in India (such as foreign institutional investors registered with the Securities and Exchange Board of India) as defined under applicable regulations in India, are, directly or indirectly, eligible to buy, sell or deal in the Notes and shall not be eligible to participate in this offering or directly or indirectly derive any ownership, economic or other benefits from or in such Notes.
(d) General:	No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the Dealer agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

Other Relevant Terms

1. Listing:	Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Regulated Market with effect from the Issue Date.
2. Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:	Euroclear and Clearstream, Luxembourg
3. Syndicated:	No

4.	Commissions and Concessions:	No commissions or concessions are payable in respect of the Notes. An affiliate of the Dealer has arranged a swap with the Bank in connection with this transaction and will receive amounts thereunder that may comprise compensation.
5.	Estimated Total Expenses:	None. The Dealer has agreed to pay for all material expenses related to the issuance of the Notes.
6.	Codes:	
	(a) Common Code:	084219347
	(b) ISIN:	XS0842193475
7.	Identity of Dealer:	J.P. Morgan Securities plc
8.	Identity of Calculation Agent:	JPMorgan Chase Bank, N.A. In relation to the Rate Fixing Date, as soon as is reasonably practicable after the determination of the INR Rate in relation thereto, on the date on which the relevant INR Rate is to be determined (or, if such date is not a Relevant Business Day, then on the next succeeding Relevant Business Day), the Calculation Agent shall notify the Issuer and the Global Agent of the INR Rate, and the Interest Amount, and the Redemption Amount or Early Redemption Amount, as the case may be, in relation thereto. All determinations of the Calculation Agent shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Bank and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with a calculation agent agreement between the Bank and the Calculation Agent.
9.	Provision for Registered Notes:	

(a) Individual Definitive Registered Notes Available on Issue Date:	No
(b) DTC Global Note(s):	No
(c) Other Registered Global Notes:	Yes, issued in accordance with the Global Agency Agreement, dated January 8, 2001, among the Bank, Citibank, N.A., as Global Agent, and the other parties thereto.

General Information

Additional Information regarding the Notes

1. The EU has adopted a Directive regarding the taxation of savings income (the "Savings Directive"). The Savings Directive requires Member States (as defined below) to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise.

The Bank undertakes that it will ensure that it maintains a paying agent in a country which is a member of the European Union (a "Member State") that will not be obliged to withhold or deduct tax pursuant to the Savings Directive.

2. United States Federal Tax Matters

A) *United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, prospective investors are hereby notified that: (a) any discussion of U.S. federal tax issues contained or referred to in this Pricing Supplement, the Prospectus or any other document referred to herein is not intended or written to be used, and cannot be used, by prospective investors for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code; (b) such discussions are written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) prospective investors should seek advice based on their particular circumstances from an independent tax advisor.*

B) The "Tax Matters" section of the Prospectus and any tax disclosure in this pricing supplement is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular prospective investor. Each prospective investor should consult its own tax advisor as to the particular tax consequences to it of the acquisition, ownership, and disposition of the Notes, including the effects of applicable

U.S. federal, state, and local tax laws and non-U.S. tax laws and possible changes in tax laws.

C) Due to a change in law since the date of the Prospectus, the second paragraph of "—Payments of Interest" under the United States Holders section should be read as follows: "Interest paid by the Bank on the Notes constitutes income from sources outside the United States and will, depending on the circumstances, be "passive" or "general" income for purposes of computing the foreign tax credit."

D) Due to a change in law since the date of the Prospectus, the fourth paragraph of "—Purchase, Sale and Retirement of the Notes" under the United States Holders section should be read as follows: "Capital gain of a noncorporate United States holder that is recognized in taxable years beginning before January 1, 2013 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year."

3. *Noteholders should consult their own tax advisors concerning the consequences of owning the Notes in their particular circumstances under the Internal Revenue Code and the laws of any other taxing jurisdiction.*

4. Additional Investment Considerations:

The Notes offered by this Pricing Supplement are complex financial instruments and may not be suitable for certain investors. Investors intending to purchase the Notes should consult with their tax and financial advisors to ensure that the intended purchase meets the investment objective before making such purchase.

There are various risks associated with the Notes including, but not limited to, exchange rate risk, price risk and liquidity risk. Investors should consult with their own financial, legal and accounting advisors about the risks associated with an investment in these Notes, the appropriate tools to analyze that investment, and the suitability of the investment in each investor's particular circumstances. Holders of the Notes should also consult with their professional tax advisors regarding tax laws applicable to them.

Payment of each Interest Amount and the Redemption Amount will be based on the INR Rate, which is a measure of the rate of exchange between the Indian Rupee and the USD. Currency exchange rates are volatile and will affect the holder's return. In addition, the government of India can from time to time intervene in the foreign exchange market. These interventions or other governmental actions could adversely affect the value of the Notes, as well as the yield (in USD terms) on the Notes and the amount payable at maturity or upon acceleration. Even in the absence of governmental action directly affecting currency exchange rates, political or economic developments in India or elsewhere could lead to significant and sudden changes in the exchange rate between the Indian Rupee and the USD.

The Indian Rupee is an emerging market currency. Emerging market currencies may be subject to particularly substantial volatility, as well as to government actions including currency controls, devaluations and other matters which could materially and adversely affect the value of the Notes.

The methodologies for determining the INR Rate may result in a Redemption Amount (or Early Redemption Amount, as the case may be) of the Notes, or an Interest Amount on the Notes, being significantly less than anticipated or less than what an alternative methodology for determining the INR-USD exchange rate would yield.

INTER-AMERICAN DEVELOPMENT BANK

By: ________________________________

Name: Edward Bartholomew

Title: Chief Financial Officer and General Manager, Finance Department

Exhibit C

TERMS AGREEMENT NO. 426 UNDER
THE PROGRAM

October 23, 2012

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

The undersigned agrees to purchase from you (the "Bank") the Bank's INR 1,040,000,000 4.750 percent Notes due October 25, 2015 (the "Notes") described in the Pricing Supplement related thereto, dated as of the date hereof (the "Pricing Supplement"), at approximately 9:00 a.m. New York time on October 25, 2012 (the "Settlement Date"), at an aggregate purchase price of INR 1,040,000,000 (USD 20,151,133.50 at the agreed rate of 51.61 INR per one USD), payable in United States Dollars, on the terms set forth herein and in the Standard Provisions, dated as of January 8, 2001, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as

of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1. The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the aggregate purchase price of INR 1,040,000,000 (USD 20,151,133.50 at the agreed rate of 51.61 INR per one USD), payable in United States Dollars.

2. Payment for the Notes shall be made on the Settlement Date by the Dealer to Citibank, N.A., London office, as common depositary for Euroclear Bank S.A./N.V., as operator of the Euroclear System and Clearstream Banking, société anonyme, for transfer in immediately available funds to an account designated by the Bank.

3. The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the following documents which it has requested:

   - a copy of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto; and

   - a copy of each of the most recently delivered documents referred to in Section 6(a) or 6(b), as applicable, of the Standard Provisions.

4. In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank and each of the other Dealers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5. The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of the undersigned are as follows:

FOR THE BANK:

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

Attention:	Finance Department Chief, Treasury Division
Telephone:	202-623-1310
Facsimile:	202-623-3388

FOR THE DEALER:

J.P. Morgan Securities plc
25 Bank Street
Canary Wharf
London E14 5JP
United Kingdom

Attention:	Euro Medium Term Note Desk
Telephone:	+44 207 134 1470
Facsimile:	+44 203 493 1413

6. To complement the selling restrictions contained in exhibit D to the Standard Provisions, the undersigned hereby:

   (i) Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

   (ii) Represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

(iii) Acknowledges that: The distribution of the Pricing Supplement and the offering and sale of the Notes in India is restricted by law. Persons into whose possession the Pricing Supplement comes are required to inform themselves about and to observe any such restrictions. The Pricing Supplement does not constitute, and may not be used for or in connection with, an offer or solicitation by anyone in India. No person in India (resident or otherwise) or any person regulated in India (such as foreign institutional investors registered with the Securities and Exchange Board of India) as defined under applicable regulations in India, are, directly or indirectly, eligible to buy, sell or deal in the Notes and shall not be eligible to participate in this offering or directly or indirectly derive any ownership, economic or other benefits from or in such notes.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

J.P. MORGAN SECURITIES PLC

By: ______________________________
Name: DARRCRI
Title: VP

CONFIRMED AND ACCEPTED, as of the date first written above:

INTER-AMERICAN DEVELOPMENT BANK

By: ______________________________
Name: Edward Bartholomew
Title: Chief Financial Officer and General Manager, Finance Department

File No. 83-1
Regulation IA
Rule 3

October 23, 2012

SEC
Mail Processing
Section

OCT 25 2012

Washington DC
402

File Desk
United States Securities
and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Ladies & Gentlemen:

I hereby enclose two (2) copies of a Report, dated October 23, 2012 of the Inter-American Development Bank (the "Bank"), filed pursuant to Rule 3 of Regulation IA, with respect to an issuance of securities under the Bank's Global Debt Program pursuant to the Prospectus dated January 8, 2001 and the Pricing Supplement dated as of October 23, 2012.

Sincerely yours,

John Scott
Chief Counsel

Enclosures